MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x116

February 5, 2013

Received SEC

FEB 08 2013

Washington, DC 20549

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re: Strategic Global Investment, Inc.
Offering Statement on Form 1-A
Filed December 10, 2012
File No. 024-10338

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the *"**Staff**"*) of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated January 28, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10338) ("Amendment 1") that was filed with the Commission on January 16, 2013.

The text of the Staff's comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you Amendment No. 2 (***"Amendment 2"***) to the Offering Statement. The Amendment has been revised to reflect both the Company's responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to Amendment 2, except as otherwise noted. We are delivering by messenger a courtesy package, which includes eight copies of Amendment No. 2, four of which have been marked to show changes from the initial filing of the Offering Statement. One of the unmarked copies has been manually executed.

Risk Factors, page 10

www.morellalaw.com

706 ROCHESTER ROAD • PITTSBURGH, PA 15237 • PHONE: (412) 369-9696 • FAX: (412) 369-9990

We have only a small number of subscribers.... Page 10

1.   We note your statement that you currently have two venue owners who have agreed to use your venue website. Please revise to clarify if those owners are currently live streaming over your website. We also note the statement on page 27 that the streaming site currently has "approximately five subscriber venues in one city." Please revise or clarify this apparent discrepancy.

Response: The Company as revised the Offering Statement, as requested. See pages 10 and 27 of Amendment 2.

2.   You state at the top of page 11 that "We estimate that we need some combination of 100 or more paying subscribers on our Streaming Site or a significant increase in the number of customers using our Media site" in order for the company to reach the break-even point. In contrast, you state on page 25 that for the streaming site to be successful, "it needs to have at least 500 venues using our Site." Please revise these two passages to clarify the apparent inconsistency.

Response: The Company as revised the Offering Statement as requested. See pages 11 and 25- of Amendment No. 2.

Business, page 21

3.   We note that you describe the land in Mexico as having "an appraised value of approximately $5,000,000." Please revise to provide a concrete basis for this valuation, such as an appraisal report, or delete this language throughout the filing.

Response: With this letter, the Company is providing to the Staff supplementally a copy of the appraisal which the Company obtained in 2009. The Staff should note that using the peso conversion rate in effect at the time the appraisal was completed resulted in a valuation of approximately US$5,000,000. However, since the peso has subsequently dropped in value against the US dollar, the appraisal would currently translate into approximately US$4,000,000. Compensation of Officers and Directors, page 29

4.   Under the terms of the offering as currently proposed, it appears that Strategic Global Investments' sole officer would not begin receiving his salary unless he manages to sell at least $3,000,000 of Strategic Global Investments' stock. Because his receipt of a salary would be contingent on his success in selling the issuer's securities, it seems that, under paragraph (a)(2) of Rule 3a4-1, he could not rely on Rule 3a4-1's safe harbor from being considered a broker. If you claim that Mr. Fellner would not be acting as a broker under the proposed arrangement despite has apparent inability to rely on the Rule 3a4-1 safe harbor, please provide facts and legal analysis to support your claim.

Response: Putting aside the broker dealer definition for the moment, the Company thinks it is unreasonable for anyone to think that Mr. Fellner will continue to work for the Company indefinitely for free. Until this offering is begun, Mr. Fellner has acted as the funding source for the Company. Thus it seemed quite silly for him to put money into the Company so it could pay him a salary on which he would have to pay income taxes only to have him put the money back into the Company. The Company believes that investors will understand both points and will not expect Mr. Fellner to work for an extended additional period without being paid.

The $3,000,000's in investment was picked as the trigger point for paying Mr. Fellner a salary so that investors would know that up to that point, their invested money was going largely to grow the business. The Company thought the investors would like that. However, Mr. Fellner obviously does not want to inadvertently violate Rule 3a4-1. So the Company has revised the Offering Statement to say that Mr. Fellner will be paid a salary when he deems the Company sufficiently fiscally healthy to permit it. See page 31 of Amendment 2.

Note 4 – Stockholder's Equity, page F-14

5. We note your responses to comments 19 and 23 from our letter dated January 4, 2013 and the disclosure in footnotes 4 and 9. We also note that by issuing 55.1 million shares to Punta Perfecta S.A. de C.V. the owners of Punta Perfecta appear to have become the owners of the combined entity as they have received the largest portion of the voting rights in the combined entity. Since the transaction with Punta Perfecta S.A. de C.V. is a reverse acquisition, i.e., Punta Perfecta S.A. de C.V. is the acquirer, the financial statements for the two years and subsequent interim period should be the historic financial statements of Punta Perfecta S.A. de C.V. Please revise accordingly and note the following issues that should be addressed in your financial statements and in your response to this comment.
    *   The reported value of the investment property should be Punta Perfecta S.A. de C.V.'s historic carrying value, and not a value derived from the value of the shares issued in the reverse acquisition.
    *   If Punta Perfecta S.A. de C.V. changed its name to Strategic Global Investments, Inc. you should disclose this fact.
    *   The common shares that were outstanding prior to the reverse merger should be treated as if they were issued by Punta Perfecta S.A. de C.V. on the date of the merger for the value of any net assets or liabilities of the company.

Response: The financial statements have been revised in accordance with Comments. They now reflect a reverse acquisition wherein Punta Perfecta S.A. acquired Strategic Global. However, the Staff should note that Punta Perfecta has not changed its name and continues its existence as a separate Mexican corporation since US corporations are not allowed to directly own the land that Punta Perfecta owns. At the moment, Punta Perfecta is an inactive subsidiary Strategic Global. Pursuant to the Staff's request, the financials for 2010 and 2011 and interim 2012 reflect the historical financials for Punta Perfecta. See the annual financials for 2010 and 2011 and the financials for the nine months ending September 30, 2012.

Despite comply with the Staff's request, the Company believes that investors will only be confused in the future if the operating parent, Strategic Global is treated for financial reporting purposes as being owned by the inactive Mexican corporation. Investors will be, and should be, interested in the financial statements of Strategic Global, with the Mexican company treated as "investment in inactive subsidiary". The shares of the Company which were issued in the Punta transaction are owned by two individuals, not by Punta. Punta's shares are owned by the Company. Casting the Company's financials as if it were a subsidiary of Punta in the future will only create confusion and make the relationship between the corporations look like something it is not.

Note 10 – Goodwill Impairment and Other Intangible Assets, page F-16

6.   We note your response to prior comment 21 from our letter dated January 4, 2013. In note 10, you disclose that you wrote off the purchase price of Wazzuu, Inc. resulting in an impairment charge of $50,000. However, in note 8 you disclose that the cost of acquisition of Wazzuu, Inc. "was $10,500 in cash" and stock "valued at $12,000." In regards to 3D Live, your acquisition valuation in note 10 equals $47,500 while in note 8 it appears to be $37,500. Please explain the difference in valuations or correct any misinformation regarding the acquisition valuations.

Response: The financials and footnotes have been revised in accordance with the Comments. See Notes 8 and 10 to the financial statements for the years ended December 31, 2010 and 2011.

7.   As you have also disclosed in the note 10, goodwill "represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of a business acquired and accounted for under the purchase method..." Accordingly, please tell us and disclose what the impaired net tangible and identifiable intangible assets were and separate those values from the goodwill when reporting the recognition of the impairment losses. Furthermore please disclose and explain the remaining difference between the various costs of acquisition for Wazzuu and 3D Live described in the notes and the "goodwill" impairment charge of $124,901 shown in the statement of operations.

Response: The financials and footnotes have been revised in accordance with the Comments. See Note 10 to the financial statements for the years ended December 31, 2010 and 2011.

     If you have any questions about these responses, please call me.

Very truly yours,



Warren J. Archer

cc: Mr. Joseph Cascarano
Mr. Robert Littlepage
Mr. Gregory Dundas
Mr. Andrew Fellner